UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 10)

DYNEGY INC.
(Name of Subject Company)

DYNEGY INC.
(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE,
INCLUDING THE ASSOCIATED RIGHTS
(Title of Class of Securities)

26817G300
(CUSIP Number of Class of Securities)

Kent R. Stephenson
General Counsel
Dynegy Inc.
1000 Louisiana, Suite 5800
Houston, Texas 77002
(713) 507-6400

With copies to:

Joseph B. Frumkin
Krishna Veeraraghavan
Sullivan & Cromwell
125 Broad Street
New York, NY 10004
(212) 558-4000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 10 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) by Dynegy Inc. (the “Company”) on December 30, 2010, as amended (as may be further amended or supplemented from time to time, the “Statement”). The Statement relates to the tender offer by IEH Merger Sub LLC, a Delaware limited liability company (the “Offeror”) and a wholly-owned subsidiary of Icahn Enterprises Holdings L.P. (“IEH”), and IEH, as a co-bidder, as disclosed in a Tender Offer Statement on Schedule TO dated December 22, 2010, as amended (as may be further amended or supplemented from time to time, the “Schedule TO”), to purchase for cash all of the issued and outstanding shares of common stock of the Company, including the associated rights issued pursuant to the Stockholder Protection Rights Agreement, dated as of November 22, 2010, and as amended on December 15, 2010, between the Company and Mellon Investor Services LLC, as Rights Agent, that are issued and outstanding (such shares of common stock and such rights collectively, the “Shares”), at a price of $5.50 per Share, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated December 22, 2010, as amended or supplemented from time to time, and in the related letter of transmittal, as amended or supplemented from time to time, copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

ITEM 9.	EXHIBITS.

Item 9, “Exhibits” is hereby amended and supplemented by inserting the following exhibits thereto:

“(a)(23) Press release issued by Dynegy Inc. on February 11, 2011, including an open letter to stockholders from the Special Committee of the Board of Directors of Dynegy Inc..

(a)(24) Investor Presentation, dated February 11, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DYNEGY INC.

Dated: February 11, 2011	By:	/s/ Kent R. Stephenson
	Name:	Kent R. Stephenson
	Title:	Senior Vice President and General Counsel

FOR IMMEDIATE RELEASE                                                                                                                                     NR11-05

THE SPECIAL COMMITTEE OF THE DYNEGY BOARD OF DIRECTORS
ISSUES OPEN LETTER TO STOCKHOLDERS

Outlines the Case for the Board’s Recommendation

Urges Stockholders to Read “Get the Facts Right” Filed Today with the SEC

HOUSTON – February 11, 2011 – Dynegy Inc. (NYSE: DYN) announced today that the Special Committee of its Board of Directors has issued an open letter to all Dynegy stockholders. In addition, Dynegy has filed a presentation with the Securities and Exchange Commission (“SEC”).  The full text of the letter appears below.

Dear Dynegy Stockholders:

You have an opportunity to decide whether Dynegy should sell itself to a financially stronger entity and provide all stockholders with a known value today, or alternatively, continue to work through significant financial challenges.  We believe that tendering your shares into the all-cash tender offer made by an affiliate of Icahn Enterprise L.P. (“IEP”) is the best outcome for all Dynegy stockholders. As we have said before, the Special Committee of your Board of Directors unanimously believes that accepting known premium value today is superior to the risks of continuing as an independent company.

We have come to this belief based on our years of experience with Dynegy, our collective understanding of Dynegy’s earnings potential and the variables that affect those earnings, and utilizing the advice of two independent financial advisors, Goldman Sachs and Greenhill, who have worked to perform financial analysis of Dynegy in the current market and under a variety of scenarios. It is our view that the current commodity price and regulatory environment, combined with Dynegy’s cash flow and debt profile, significantly challenge Dynegy’s ability to match the IEP return for our equity holders.

We believe our decision to recommend acceptance of the tender offer is further validated by the fact that Dynegy has recently completed two comprehensive “go-shop” periods totaling over 100 days. In the latest “go-shop” process, several firms performed due diligence including two who worked extensively but elected not to make an offer. This is despite the fact that the potential bidders, which included two large private equity firms, had the ability to structure bids in a manner that would have required IEP to either top their offers or support them.  During the past two years, with the assistance of two independent financial advisors, the Dynegy Board has considered a wide range of strategic alternatives – including remaining a stand-alone company, as well as the sale of various asset packages – with the goal of maximizing value for all Dynegy stockholders.

 The Case for the Board’s Recommendation

We know that Dynegy has a strong portfolio of assets.  However, last summer our collective view of the future of natural gas and power markets, as well as Dynegy’s earnings power, changed significantly.  At that time, we realized that the weak market conditions – led by significant increases in natural gas production volumes and corresponding steep declines in natural gas prices, which resulted in lower power prices – were likely to be long lasting enough to significantly impair Dynegy’s ability to successfully navigate its cash flow challenges and high level of indebtedness.  In fact, since last summer, the fundamentals for commodity prices and environmental certainty have only deteriorated, further supporting our views that accepting IEP’s offer is the best outcome for all Dynegy shareholders.

In short, there is an intellectual case to be made for option value inherent in Dynegy related to market recovery.  However, given Dynegy’s cash flow position, we believe there are serious questions as to whether Dynegy will have sufficient liquidity available to reach eventual market recovery, and whether restructuring efforts to provide sufficient liquidity may result in a reduction of option value to current equity holders. In our opinion, the probability of that outcome is low and the risk to shareholders is unacceptably high.

We believe that given Dynegy’s liquidity challenges, the IEP transaction provides a better balance of value to all Dynegy stockholders and we do not believe it is prudent to subject Dynegy’s stockholders to the risk that this theoretical market recovery based option value will be realized.

Getting the Facts Right

As the final decision is yours, we want you to have the best available information and to understand the risks associated with the Seneca position.  Accordingly, Dynegy today filed a presentation correcting factual errors in the recent Seneca materials.

We believe that Seneca is seeking to advance its own objectives, and in doing so, it is unfortunate that Seneca:

•
Did not participate in Dynegy’s open strategic alternatives process or otherwise engage with the Company to review Seneca’s assumptions and beliefs relative to detailed information about Dynegy’s business;

•
Requested that it receive a waiver of certain provisions of the Stockholder Protection Rights Plan, which was put in place to protect all stockholders and to prevent anyone from acquiring creeping control of Dynegy without paying a control premium; and

•
Disseminated materials that contained factual errors, inaccuracies, and exceedingly wishful assumptions about power markets and environmental enforcement that make its purported equity valuation highly misleading to our investors.

If Dynegy stockholders decide that continuing as an independent public company is the preferred path, we will continue to work to preserve the Company’s value, despite the uncertain market.

As we have stated publicly, we will consider stockholder suggestions for director nominees.  Although we hope and recommend that stockholders ultimately tender into the IEP offer, we have been at work taking actions and preparing plans for remaining an independent company.

The future of Dynegy is in your hands.  We believe that we have provided you with the facts so you can test Seneca’s assertions and make your own decision.

Sincerely,

The Special Committee of the Board of Directors of Dynegy Inc.

A copy of the presentation filed today is available on the SEC website at www.sec.gov and under the ‘Investor Relations’ section of the Company’s website, www.dynegy.com.

About Dynegy Inc.

Through its subsidiaries, Dynegy Inc. produces and sells electric energy capacity and ancillary services in key U.S. markets. The power generation portfolio consists of approximately 11,800 megawatts of baseload, intermediate and peaking power plants fueled by a mix of natural gas, coal and fuel oil. For more information, please visit www.dynegy.com.

Cautionary Statement Regarding Forward-Looking Statements
This press release contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward looking statements.”  Discussion of risks and uncertainties that could cause actual results to differ materially from current projections, forecasts, estimates and expectations of Dynegy is contained in Dynegy’s filings with the Securities and Exchange Commission (the “SEC”). Specifically, Dynegy makes reference to, and incorporates herein by reference, the section entitled “Risk Factors” in its most recent Form 10-K and subsequent reports on Form 10-Q, the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in its preliminary proxy statement filed with the SEC on January 10, 2011 and the section entitled “Forward-Looking Statements” in its preliminary consent revocation statement filed with the SEC on November 26, 2010.  In addition to the risks and uncertainties set forth in Dynegy’s SEC filings, the forward-looking statements described in this press release could be affected by, among other things, (i) the timing and anticipated benefits to be achieved through Dynegy’s 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally; (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which Dynegy is, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v) anticipated liquidity in the regional power and fuel markets in which Dynegy transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of Dynegy’s strategies to capture opportunities presented by changes in commodity prices and to manage its exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as Dynegy’s stock price; (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) expectations regarding Dynegy’s revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiii) Dynegy’s focus on safety and its ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins; (xiv) beliefs about the outcome of legal, regulatory, administrative and legislative matters;  (xv) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; (xvi) uncertainties associated with the consent solicitation (the “Seneca Capital Solicitation”) engaged in by Seneca Capital International Master Fund, L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and Douglas A. Hirsch (“Seneca Capital”) and  (xvii) uncertainties associated with the proposed acquisition of Dynegy by an affiliate of Icahn Enterprises LP (the "Transaction"), including uncertainties relating to the anticipated timing of filings and approvals relating to the Transaction, the outcome of legal proceedings that may be instituted against Dynegy and/or others relating to the Transaction, the expected timing of completion of the Transaction, the satisfaction of the conditions to the consummation of the Transaction and the ability to complete the Transaction.  Any or all of Dynegy’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Dynegy’s control.

Notice to Investors
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy the outstanding shares of common stock of Dynegy Inc. (the “Company”) is being made pursuant to an offer to purchase and related materials that IEH Merger Sub LLC, an affiliate of Icahn Enterprises LP, and Icahn Enterprises Holdings L.P., as a co-bidder (collectively with IEH Merger Sub LLC, the “Offeror”), have filed with the SEC.  The Offeror has filed a tender offer statement on Schedule TO with the SEC in connection with the commencement of the offer, and the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have or will be sent free of charge to all stockholders of the Company. In addition, all of these materials (and all other materials filed by the Company with the SEC) are or will be available at no charge from the SEC through its website at www.sec.gov. The Schedule 14D-9 and related materials may be obtained for free from D.F. King & Co., Inc., Toll-Free Telephone: (800) 697-6975. Investors may also obtain copies of the Schedule TO and the related materials free from Morrow & Company; banks and brokerage firms can call Morrow & Company at (203) 657-9400, and stockholders can call Morrow & Company toll free at (800) 607-0088 . Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from Dynegy's website, http://www.dynegy.com.

Additional Information About the Merger and Where to Find It
In connection with the potential merger, the Company filed a preliminary proxy statement with the SEC on January 10, 2011. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of the Company. BEFORE MAKING ANY VOTING DECISION, THE COMPANY’S STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Company’s stockholders will be able to obtain, without charge, a copy of the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. The Company’s stockholders will also be able to obtain, without charge, a copy of the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents  by directing a request by mail or telephone to Dynegy Inc., Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from the Company’s website, http://www.dynegy.com.

Participants in the Solicitation
Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy's stockholders with respect to the Merger. Information about Dynegy's directors and executive officers and their ownership of Dynegy's common stock is set forth in the proxy statement for Dynegy's 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2010. Stockholders may obtain additional information regarding the interests of the Company and its directors and executive officers in the Merger, which may be different than those of the Company’s stockholders generally, by reading the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents regarding the Merger, when filed with the SEC.

CONTACT:

Media: David Byford, 713-767-5800 Joele Frank / James Golden / Matthew Cuneo Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	Analysts: Laura Hrehor, 713-507-6466

Dynegy Addresses Seneca’s Statements
in Order to Get the Facts Right
February 2011

Forward-Looking Statements/Additional Information/
Participants in Solicitation

Cautionary Statement Regarding Forward-Looking Statements
  This presentation contains statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as “forward looking statements.” Discussion of risks and uncertainties that could cause actual results to differ materially from current projections, forecasts, estimates and expectations of
 Dynegy is contained in Dynegy's filings with the Securities and Exchange Commission (the “SEC”). Specifically, Dynegy makes reference to, and incorporates herein by reference, the section entitled “Risk Factors” in its most recent Form 10-K and subsequent reports on Form 10-Q, the section entitled “Cautionary Statement Regarding
 Forward-Looking Statements” in its preliminary proxy statement filed with the SEC on January 10, 2011 and the section entitled “Forward-Looking Statements” in its preliminary consent revocation statement filed with the SEC on November 26, 2010. In addition to the risks and uncertainties set forth in Dynegy's SEC filings, the forward-looking statements described in this presentation could be affected by, among other things, (i) the timing and anticipated benefits to be achieved through
 Dynegy's 2010-2013 company-wide cost savings program; (ii) beliefs and assumptions relating to liquidity, available borrowing capacity and capital resources generally;
 (iii) expectations regarding environmental matters, including costs of compliance, availability and adequacy of emission credits, and the impact of ongoing proceedings and potential regulations or changes to current regulations, including those relating to climate change, air emissions, cooling water intake structures, coal combustion byproducts, and other laws and regulations to which Dynegy is, or could become, subject; (iv) beliefs about commodity pricing and generation volumes; (v) anticipated liquidity in the regional power and fuel markets in which Dynegy transacts, including the extent to which such liquidity could be affected by poor economic and financial market conditions or new regulations and any resulting impacts on financial institutions and other current and potential counterparties; (vi) sufficiency of, access to and costs associated with coal, fuel oil and natural gas inventories and transportation thereof; (vii) beliefs and assumptions about market competition, generation capacity and regional supply and demand characteristics of the wholesale power generation market, including the potential for a market recovery over the longer term; (viii) the effectiveness of Dynegy's strategies to capture opportunities presented by changes in commodity prices and to manage its exposure to energy price volatility; (ix) beliefs and assumptions about weather and general economic conditions; (x) beliefs regarding the U.S. economy, its trajectory and its impacts, as well as Dynegy's stock price;
 (xi) projected operating or financial results, including anticipated cash flows from operations, revenues and profitability; (xii) expectations regarding Dynegy's revolver capacity, credit facility compliance, collateral demands, capital expenditures, interest expense and other payments; (xiii) Dynegy's focus on safety and its ability to efficiently operate its assets so as to maximize its revenue generating opportunities and operating margins; (xiv) beliefs about the outcome of legal, regulatory, administrative and legislative matters; (xv) expectations and estimates regarding capital and maintenance expenditures, including the Midwest Consent Decree and its associated costs; (xvi) uncertainties associated with the consent solicitation (the “Seneca Capital Solicitation”) engaged in by Seneca Capital International Master Fund,
 L.P., Seneca Capital, L.P., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC, Seneca Capital International GP, LLC, Seneca Capital Advisors, LLC and
 Douglas A. Hirsch (“Seneca Capital”) and (xvii) uncertainties associated with the proposed acquisition of Dynegy by an affiliate of Icahn Enterprises LP (the
 "Transaction"), including uncertainties relating to the anticipated timing of filings and approvals relating to the Transaction, the outcome of legal proceedings that may be instituted against Dynegy and/or others relating to the Transaction, the expected timing of completion of the Transaction, the satisfaction of the conditions to the consummation of the Transaction and the ability to complete the Transaction. Any or all of Dynegy's forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks, uncertainties and other factors, many of which are beyond Dynegy's control.
 This presentation contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,”
 “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn
 Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs;
 risks related to our investment management activities, including the nature of the investments made by the private funds we manage, losses in the private funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risks related to our railcar operations, including the highly cyclical nature of the railcar industry; risks related to our food packaging activities, including the cost of raw materials and fluctuations in selling prices; risks related to our scrap metals activities, including potential environmental exposure and volume fluctuations; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.

Forward-Looking Statements/Additional Information/
Participants in Solicitation (cont’d)

 Non-GAAP Financial Measures: This presentation contains non-GAAP financial measures including Enterprise Value, EBITDA, Adjusted EBITDA, EBITDAR, Adjusted
 EBITDAR, Net Debt , Adjusted Net Debt, Net Debt and Other Obligations and Adjusted Debt.  Reconciliations of these measures to the most directly comparable GAAP measures to the extent available without unreasonable effort are contained herein. To the extent required, statements disclosing the definitions of such non-GAAP financial measures are included herein.

Notice to Investors
  This presentation is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy the outstanding shares of common stock of Dynegy is being made pursuant to an offer to purchase and related materials that IEH Merger Sub LLC, an affiliate of Icahn Enterprises LP, and Icahn
 Enterprises Holdings L.P., as a co-bidder (collectively with IEH Merger Sub LLC, the “Offeror”), have filed with the SEC. The Offeror has filed a tender offer statement on
 Schedule TO with the SEC in connection with the commencement of the offer, and Dynegy has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials have or will be sent free of charge to all stockholders of Dynegy. In addition, all of these materials (and all other materials filed by Dynegy with the SEC) are or will be available at no charge from the SEC through its website at www.sec.gov. The Schedule 14D-9 and related materials may be obtained for free from D.F. King & Co., Inc., Toll-Free Telephone: (800) 697-6975. Investors may also obtain copies of the Schedule TO and the related materials free from Morrow &
 Company; banks and brokerage firms can call Morrow & Company at (203) 657-9400, and stockholders can call Morrow & Company toll free at (800) 607-0088 . Investors and security holders may also obtain free copies of the documents filed with the SEC by Dynegy by directing a request by mail or telephone to Dynegy Inc., Attn:
 Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from Dynegy's website, http://www.dynegy.com.

Additional Information About the Merger and Where to Find It
  In connection with the potential merger, Dynegy filed a preliminary proxy statement with the SEC on January 10, 2011. When completed, a definitive proxy statement and a form of proxy will be mailed to the stockholders of Dynegy. BEFORE MAKING ANY VOTING DECISION, DYNEGY’S STOCKHOLDERS ARE URGED TO READ THE PROXY
 STATEMENT REGARDING THE MERGER CAREFULLY AND IN ITS ENTIRETY BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.
 Dynegy’s stockholders will be able to obtain, without charge, a copy of the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents filed with the SEC from the SEC’s website at http://www.sec.gov. Dynegy’s stockholders will also be able to obtain, without charge, a copy of the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents by directing a request by mail or telephone to Dynegy Inc.,
 Attn: Corporate Secretary, 1000 Louisiana Street, Suite 5800, Houston, Texas 77002, telephone: (713) 507-6400, or from the Dynegy’s website, http://www.dynegy.com.

 Participants in the Solicitation
  Dynegy and its directors and officers may be deemed to be participants in the solicitation of proxies from Dynegy’s stockholders with respect to the Merger. Information about Dynegy’s directors and executive officers and their ownership of Dynegy’s common stock is set forth in the proxy statement for Dynegy’s 2010 Annual Meeting of
 Stockholders, which was filed with the SEC on April 2, 2010. Stockholders may obtain additional information regarding the interests of Dynegy and its directors and executive officers in the Merger, which may be different than those of Dynegy’s stockholders generally, by reading the preliminary proxy statement, the definitive proxy statement (when available) and other relevant documents regarding the Merger, when filed with the SEC.

Getting the Facts Right
4
Ignoring Differences of Opinion and Just Correcting for Seneca’s Obvious
Errors of Fact Reduces Seneca’s Implied Price per Share to $2.70-$3.84
Dynegy Stockholders Must Have Accurate Information
• The following observations are meant to address the numerous public communications Seneca has issued over the past several weeks.
• While these observations are not all inclusive, they provide a sample of how Seneca has misstated facts and made aggressive assumptions in order to distract stockholders from the certain value the Icahn transaction will provide to all stockholders.
 – Factual errors in valuing Dynegy at $7.50-$8.50 per share ($8.00 per share midpoint)
 – Selective and aggressive assumptions about projected cash flow
• Dynegy doesn’t intend to debate each opinion about the future. However, to hope for radical, positive near-term changes in the market is not a prudent bet for Dynegy.
•  As Dynegy’s stockholders have the final say on the company’s future, it is important that they have the correct information to make an informed decision.

Seneca’s Factual Errors in Valuing Dynegy
• Looking only at the uncontestable facts (excluding valuation metrics requiring estimates and/or predictions such as $/Kw or DCF):
 – Dynegy’s net debt as of September 30, 2010 (adjusted to reflect January
 5, 2011 cash balances) is $3.565 billion, NOT $3.307 billion as Seneca stated. This error is especially glaring considering the data is publicly available and has been filed with the SEC.
 Reduction in value: $2.13 per share
 – Seneca assigns $88 million of value to Other Western Gas(1) (South Bay
 & Black Mountain or 352 MWs); however, Dynegy is obligated to decommission the South Bay plant beginning 2011, which has been publicly disclosed, and Black Mountain’s value is not material.
 Reduction in value: $0.73 per share
 – In addition to incorrectly assigning value to Other Western Gas assets,
 Seneca does not account for the fact that Dynegy is obligated to decommission the South Bay plant. Dynegy will incur a net cash expense of ~$50 million over several years.
 Reduction in value: $0.41 per share
 – Seneca has not even reflected correctly the preliminary work of its Big 4 accounting firm regarding cost estimates. Without debating the validity of the work, Seneca included G&A of $75 million while the Big 4 accounting firm’s report, disclosed publicly in Seneca’s SEC filings, indicated a G&A range of $93-$116 million, which compares to Dynegy’s 2011 estimate of
 $125 million (2). Seneca applied a 6x multiple in its valuation.
 Reduction in value: $0.89-$2.03 per share (3)
Facts Make a Difference in Valuing Dynegy and Result in a Value Less Than the Current Offer

Seneca’s Selective Disclosures and Aggressive
Assumptions for Projected Cash Flow
• Seneca’s cash flow assumptions do not hold up
 to basic scrutiny and raise further questions
 about the validity of its valuation:
 – Seneca’s definition of free cash flow is not
 meaningful to equity holders as it does not account
 for working capital, interest expense, environmental
 obligations, lease payment and debt amortization
 that must be paid before cash could be available to
 common stockholders.
 – Assumes MISO capacity prices of $150 per MW-day
 starting in 2011, which is 45 times higher than the
 current market price of $3.35 per MW-day.(1) This
 represents over $180 million in cash flow per year
 that the current market does not support.
 ▪ Also, erroneously includes the Kendall plant in MISO (it
 is actually in PJM West), further overstating capacity
 market cash flows
 – Dynegy estimates a cash requirement of $1.2 billion
 between 2011 - 2013,(2)  versus Seneca’s estimate
 of positive cash flow during this period of $1.5 billion.
To Make Decisions, Dynegy Stockholders Should Understand Dynegy’s Full Cash
Flows and Understand that Seneca’s Assumptions may be Aggressive

(1) Market price indication provided by energy brokers. (2) 2011-2013 cash outflow was disclosed in Dynegy’s preliminary merger proxy statement on page 59 . (3) Certain Dynegy 2011 Estimates disclosed in preliminary merger proxy statement. (4) Total Central Hudson cash lease payment is $112 million, however ~$50 million is already in Adj. EBTIDA as lease expense.

An Unfortunate Chain of Events
7

Stockholders Need to Make Decisions Based on Accurate Facts and a
Realistic View of Commodity Markets
It’s Unfortunate that Seneca:
•Did not participate in Dynegy’s open strategic alternatives process or otherwise engage with the Company to review Seneca’s assumptions and beliefs relative to detailed information about Dynegy’s business;
•Requested it receive a waiver of certain provisions of the Stockholder Protection Rights
Plan, which was put in place to protect all stockholders and to prevent anyone from acquiring creeping control of Dynegy without paying a control premium.
•Disseminated materials that contained factual errors, inaccuracies, and exceedingly hopeful assumptions about power markets and environmental enforcement that make its purported equity valuation highly misleading to Dynegy’s investors.

Appendix

REFERENCES
• Net Debt: Please see Dynegy’s 3Q2010 results presentation for net debt as of 9/30/2010. We have provided two reconciliations of net debt. One uses the same approach as Seneca, the 9/30/2010 debt balances adjusted for January 5, 2011 cash balances, which shows that the correct number is $3,565 million. For purposes of full disclosure, we have also provided net debt balances as of 12/31/10, adjusted for January 5, 2011 cash balance.
• South Bay: Please see 3Q2010 Dynegy results on page 23. Please see page 44 of our 14D9 where Dynegy has stated that it will begin decommissioning South Bay in 2011. Dynegy estimates a net $50 million(undiscounted) in cost related to decommissioning and rental payments over the next several years.